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Kevin F. Cahill kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

June 21, 2023

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Lisa Larkin

Re:           FPA Funds Trust (the “Registrant”) on behalf of its series FPA New Income Fund, FPA Queens Road Value Fund, FPA Queens Road Small Cap Value Fund and FPA U.S. Core Equity Fund (each, a “Fund” and together, the “Funds”)

1933 Act File No. 033-79858

1940 Act File No. 811-08544

Dear Ms. Larkin:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff (the “Staff”) on Post-Effective Amendment (“PEA”) No. 103 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 104 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) under the 1933 Act on April 6, 2023. The SEC staff’s comments were provided by you to Kevin Cahill and Mary Anne Morgan of Dechert LLP in a telephonic discussion on May 11, 2023.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 103, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Prospectus:

FPA New Income Fund

1.	Comment: Please confirm that the contractual fee waiver listed in footnote 2 in the Fee Table will last for at least one year or please remove the footnote.

Response:    The Registrant confirms that the contractual fee waiver for the Fund will last for a period of one year.

June 21, 2023 Page 2

2.	Comment: If expenses can be recouped by the Adviser please add a footnote to the Fee Table noting this information.

Response:    The Registrant confirms that expenses cannot be recouped by the Adviser.

3.	Comment: The Fund states in the Principal Investment Strategies section that it will invest primarily in a diversified portfolio of debt securities, cash and cash equivalents. The Principal Investment Strategies section notes that the Fund may invest in “common stock if received as a result of a conversion, corporate restructuring or recapitalization” and “privately placed securities.” Please explain how these instruments are debt securities, or alternatively explain how equity positions are used in connection with the Fund’s principal investment strategy.

Response:    The Registrant has revised the placement of the disclosure to clarify which investments are debt securities and how equity positions may be employed. Please see Appendix A for those revisions.

4.	Comment: In the Principal Investment Strategies section, the Fund states that it will invest in “rights that are related to securities.” Please explain what kind of rights these are. If they can be any kind of rights, then please clarify in the text.

Response:    The Registrant has revised the disclosure to clarify what rights it may hold. Please see Appendix A for those revisions.

5.	Comment: Given the liquidity profile of the below investments listed in the Principal Investment Strategies section, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. Your response may also include general market data on the types of investments the Fund intends to hold. See Investment Co. Rel. No 32315, 144-145 (Oct. 13, 2016).

•	Bank loans;

•	debt securities that are rated below A- or its equivalent by an NRSRO, which may include securities that are in default, or that are unrated;

•	securities of non-U.S. governments and corporations, non-U.S. structured investments or in securities that are not denominated in U.S. dollars;

•	collateralized mortgage obligations structured as accrual certificates, also known as Z-Bonds; and
•	inverse floating rate debt instruments.

Response:    Consistent with Rule 22e-4 under the Investment Company Act of 1940, as amended, FPA New Income, Inc., the acquired fund that will be reorganized into the FPA New Income Fund series of the Registrant (the “predecessor fund”), has adopted a liquidity risk management program to govern its approach to managing liquidity risk (the “Program”). We expect that the Fund will adopt the same Program once the reorganization is complete.

June 21, 2023 Page 3

The Board of Trustees of the Registrant has approved the designation of the Fund's investment adviser, First Pacific Advisors, LP (the “Investment Adviser”), to be the program administrator (the “Program Administrator”). The Program Administrator will be responsible for implementing and monitoring the Program, including assessing and reviewing, on an ongoing basis, the Fund’s liquidity risk. The Program will include a number of elements that support the management and assessment of liquidity risk, including an annual assessment of liquidity risk factors and the periodic classification (or re-classification, as necessary) of the Fund’s investments into categories (highly liquid, moderately liquid, less liquid and illiquid) that reflect the Program Administrator’s assessment of the investments’ liquidity under current market conditions. The Program Administrator also will utilize Fund-specific data, including information regarding the Fund’s shareholder base, characteristics of its investments, access to borrowing arrangements and anticipated redemptions in considering the Fund’s ability to meet its redemption obligations in a timely manner.

The Registrant notes that the predecessor fund did, and the Fund intends to, consistently maintain more than 50% of its investments in securities determined to be “Highly Liquid” and generally maintain at least 75% of its investments in those determined to be rated as investment grade (A- equivalent or greater). The Investment Adviser believes that the Fund’s principal investment strategies are appropriate for an open-end fund (and the liquidity of the Fund’s portfolio would be consistent with the Fund’s status as an open-end fund) when viewed in light of the above and, among other things, the terms and operation of the Program and other factors that mitigate the Fund’s liquidity risk, including the Fund's ability to honor redemptions through distribution of securities in kind.

6.	Comment: The Staff notes that preferred shares are characterized as debt securities in this Fund’s Prospectus but preferred shares appear to be characterized as equity securities in other Funds’ Prospectuses. Please consider adding clarifying language as to whether the preferred stock are considered to be equities or debt.

Response:    The Registrant does not characterize preferred stocks as debt securities and has revised the disclosure accordingly. Please see Appendix A for those revisions.

June 21, 2023 Page 4

7.	Comment: Please add the disclosure required Form N-1A Item 9(a) regarding whether the Fund’s objective can be changed without shareholder approval.

Response:    The Fund’s investment objective is a fundamental policy that may be changed only with the affirmative vote of the holders of a “majority of the outstanding voting securities” of the Fund (as defined by the 1940 Act). The Registrant has revised the disclosure accordingly.

8.	Comment: In the Additional Information About Principal Investment Strategies section under Temporary Investments and Other Measures, please clarify that the Fund will take such portfolio positions only under certain market conditions.

Response:    The Fund has added the bolded language below to the Temporary Investments and Other Measures section:

The Fund may take such portfolio positions for as long a period as deemed necessary, when conditions such as the aforementioned market conditions exist.

9.	Comment: The Staff notes certain formatting differences across the Prospectuses. Please confirm whether the 485BPOS filing will include all Funds in one Prospectus or whether they will remain separate.

Response:    The Registrant confirms that the 485BPOS filing will maintain separate Prospectuses for the Funds.

10.	Comment: Please consider adding some of the risks that appear in the Statutory Risks section to the Summary Risks section. For example, consider adding stripped securities, private placement and restricted securities, sovereign debt, risks associated with investing in non-us securities, and adjustable rate mortgage risk.

Response:    The Registrant does not consider these to be the primary risks of investing in the Fund and therefore had determined not to add these risks to the Summary Risks section.

11.	Comment: In the Financial Highlights section please revise the sentence that reads “The information for each of the last five fiscal years ended September 30, 2022” to remove the reference to the year. Please incorporate this comment in the Financial Highlights for the other Funds to the extent applicable.

Response:    The Registrant has revised the referenced sentence in the Financial Highlights of FPA New Income Fund and FPA U.S. Core Equity Fund.

June 21, 2023 Page 5

FPA Queens Road Value Fund and FPA Queens Road Small Cap Value Fund

12.	Comment: Please confirm that the S&C codes are correct for FPA Queens Road Small Cap Value Fund. The class codes are not listed on the EDGAR filing.

Response:    The Registrant has corrected the omission by filing a 485APOS filing solely for the purpose of obtaining the S&C codes for the three FPA Queens Road Small Cap Value Fund classes.

13.	Comment: In the Fundamental Investment Restrictions section of the SAI, please add the words “or group of industries” to the sixth restriction after the words “in any one industry.”

Response:    The Registrant has added the language accordingly.

FPA U.S. Core Equity Fund

14.	Comment: In the Principal Investment Strategies section, please revise the third bullet point to track all ways a U.S. company could be economically tied to the United States.

Response:    The Fund has revised the criteria of the third bullet as follows:

alone or on a consolidated basis derives ~~the highest concentration of its annual~~ substantial revenues or earnings or assets from goods produced, sales made or services performed in the United States; or

15.	Comment: In the Investment Restrictions section, please revise the language in restriction two referring to “primarily engaged in any one industry” to track the requirements of Form N-1A.

Response:    The Registrant has revised the language as follows:

Concentrate its investment in particular industries by investing more than 25% of the value of its total assets in the securities of a particular industry or group of industries.

June 21, 2023 Page 6

*         *         *

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin Cahill

Kevin Cahill

KFC

June 21, 2023 Page 7

Appendix A

The Fund’s portfolio manager (“portfolio manager”) primarily invests in a diversified portfolio of debt securities, cash and cash equivalents. The Fund generally invests in highly rated debt securities and will invest at least 75% of its total assets, calculated at market value at the time of purchase, in debt securities rated at least A- or its equivalent by a nationally recognized statistical rating organization (“NRSRO”).

The portfolio manager will, under normal circumstances, invest primarily in the following debt securities, among others:

°  Corporate bonds, municipal bonds, bank loans, bonds issued by governments and their agencies and instrumentalities, mortgage-backed pools, sovereign debt, and obligations of supra-national agencies, including international development institutions that provide global financing and advisory services for economic development;

°  Structured investments, commercial mortgage-backed securities, residential mortgage-backed securities, collateralized mortgage obligations, asset-backed securities, collateralized loan obligations, collateralized debt obligations and structured notes. The Fund may invest a significant portion of its portfolio in these investments; and

°  Cash equivalent securities, which may include publicly traded securities issued by the U.S. government or agencies of the U.S. government, certificates of deposit, commercial paper, repurchase agreements, bankers’ acceptances and other similar short-term bonds.

The Fund may invest up to 25% of its total assets, calculated at market value at the time of purchase, in debt securities that are rated below A- or its equivalent by an NRSRO, which may include securities that are in default, or that are unrated.

The Fund may also invest up to 25% of its total assets, calculated at market value at the time of purchase, in securities of non-U.S. governments and corporations, non-U.S. structured investments or in securities that are not denominated in U.S. dollars; and up to 15% of its total assets, calculated at market value at the time of purchase, in stripped mortgage securities (such as interest-only and principal-only classes of collateralized mortgage obligations), collateralized mortgage obligations structured as accrual certificates, also known as Z-Bonds, and inverse floating rate debt instruments.

The Fund may also invest up to 5% of its total assets, calculated at market value at the time of purchase, in preferred stocks.

June 21, 2023 Page 8

The Fund may hold investments in common stocks and rights to purchase common stocks. Such investments are typically received as a result of a conversion, corporate restructuring or recapitalization. Further, common stocks may be purchased as a result of exercising such rights, or purchased to increase an existing investment in common stocks.

The portfolio manager may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis. The portfolio manager may also invest in currency forwards, swaps and other certain currency derivatives, in each case for hedging purposes only.